SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 29, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

1. Further to R.V.B. Holdings Ltd. (the “Company”) previous reports on its subsidiary, E.E.R. Environmental Energy Resources (Israel) Ltd. (“EER”), operation and its financial difficulties and needs, the Company announces that the board of directors of the Company (the “Board”) has decided, after considerable deliberation, to cease the operation of the demonstration facility in Y'bllin (the “Facility”) and to implement a significant cutback in the personnel of the Company and EER. As a result of the cease of operation of the Facility, the Company is expected to recognize a significant impairment loss on the value of its assets in its financial statements for the period ending June 30, 2013.

Following the aforementioned, the Company will continue with its efforts to simultaneously attempt to market the technology of EER and/or to raise external financing and/or enter into collaborations based on the technology of EER and/or sell the technology.

2. In addition, the Company has an immediate need for funding for the period beginning as of the cease of the Facility’s operation. Therefore, the Board, following the approval of the Company’s Audit Committee and subject to the approval by the board of directors of Greenstone Industries Ltd. (“Greenstone”), approved the receipt of a line of credit from Greenstone in the amount of up to NIS 1 million (the “Line of Credit”) which will bear no interest and will be linked to the consumer price index (“CPI”). The Line of Credit plus any additional amounts due to the indexation to the CPI shall be repaid in one installment within six months as of the day of the approval of the Line of Credit.

Under Section 1(2) of the Israeli Companies Regulations (Relieves for Transactions with Interested Parties), 2000 (the “Regulations”), an extraordinary transaction pursuant to Section 270(4) of the Israeli Companies Law, 1999 (the “Companies Law”) will not require approval by the Company’s shareholders if such transaction is in the Company’s favor.

Under Section 1C of the Regulations, each shareholder that holds at least 1% of the Company's issued share capital or voting rights is entitled to object to the approval of the Line of Credit pursuant to Section 1(2) of the Regulations; provided, however, that such objection has been submitted to the Company in writing within 14 days as of the date of this announcement. If such objection is received by the Company within such 14 day period, the approval of the Line of Credit will require shareholders’ approval pursuant to Section 275 of the Companies Law.

3. The Company further announces that its Chief Executive Officer, Mr. Giora Gutman, has notified the Company on July 25, 2013, that he has decided to terminate his services agreement with the Company and with EER as the Company’s and EER’s CEO. In accordance with Mr. Gutman’s services agreement with the Company and EER, he may terminate his services as CEO upon three months prior notice.

This report includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report and any statements regarding other future events or our future prospects, are forward-looking statements. There is no certainty that the Company would succeed in its efforts for the marketing, collaboration or sale of the technology or the raising of financing. In addition, the impact of the cease of operation of the Facility on the Company's financial statements might be different from the aforementioned since the Company had not yet finalized its analysis of the financial information and the auditor's review of the financial statements has not been completed yet.

For further information regarding of some of the risks the Company faces, see "Item 3. Key Information - 3D. Risk Factors” in the Company's 2012 Annual Report on Form 20-F filed with the SEC on April 29, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and actual results may differ materially from the results anticipated. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: July 29, 2013